Exhibit 5.2

[LETTERHEAD OF]

WARNER NORCROSS & JUDD LLP

September 24, 2010

Exopack Holding Corp.

3070 Southport Road

Spartanburg, SC 29302

Re:	Registration Statement of Exopack Holding Corp.

Ladies and Gentlemen:

Reference is made to the Registration Statement (the “Registration Statement”) on Form S-4 filed by Exopack Holding Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on September 24, 2010, in connection with the registration by the Company under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and exchange by the Company of up to $100,000,000 aggregate principal amount of the Company’s 11 1/4% Senior Notes due 2014 to be registered under the Securities Act (the “Notes”), which Notes will be guaranteed by Cello-Foil Products, Inc., a Michigan corporation (the “Michigan Guarantor”).

In connection with this opinion letter we have examined the following:

(a) a photocopy of an executed counterpart of the Indenture dated as of January 31, 2006, among the Company, as issuer, The Bank of New York, a New York banking corporation, as trustee, the Michigan Guarantor and other guarantors (the “Indenture”);

(b) a good standing certificate as to the Michigan Guarantor issued by the Michigan Department of Labor and Economic Growth (“Good Standing Certificate”); and

(c) a certificate of an officer of the Michigan Guarantor (the “Guarantor Certificate”) certifying as to (1) the Articles of Incorporation, as amended, and the Bylaws, as amended, of the Michigan Guarantor, (2) the signing and delivery of the Indenture, (3) the ownership of the Michigan Guarantor, and (4) resolutions adopted by the board of directors of the Michigan Guarantor authorizing the transactions contemplated by the Indenture.

Subject to the assumptions, qualifications, and limitations set forth in this opinion letter, we are of the opinion that:

1. The Michigan Guarantor is validly existing as a corporation and is in good standing under the laws of the State of Michigan.

Exopack Holding Corp.

September 24, 2010

2. The Michigan Guarantor has, and had at the time of execution and delivery of the Indenture, the corporate power and corporate authority to execute and deliver the Indenture and to perform its obligations under it, including the guarantee of the Notes pursuant to the Indenture.

3. The Indenture has been duly authorized, executed, and delivered by the Michigan Guarantor.

The opinions expressed above are subject to the following assumptions, limitations, and qualifications:

A. We do not express an opinion as to any laws, statutes, rules or regulations other than the laws, statutes, rules and regulations of the State of Michigan (excluding municipal or other local ordinances, codes and regulations). In addition, our opinions are limited to laws, rules and regulations that in our experience would generally be recognized as applying both to (1) business entities without regard to the activities in which they are engaged, and (2) transactions of the types provided for in the Indenture.

B. In giving our opinions, we have assumed the accuracy of the information contained in the Good Standing Certificate and the Guarantor Certificate on the date the certificates were issued and as of the date of this opinion letter.

C. We have assumed (1) the genuineness of all signatures and of all documents that have been submitted to us, (2) that each copy that has been submitted to us conforms to the original, and (3) the legal capacity of each natural person signatory to the documents.

We consent to the use of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations issued under it.

Very truly yours,

WARNER NORCROSS & JUDD LLP

By	/s/ Bruce C. Young
Bruce C. Young, Partner